FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 18, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
18 April 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 April 2024	195,400	275.00	273.60	274.4440	LSE
18 April 2024	43,309	274.50	273.70	274.3077	CHIX
18 April 2024	71,247	274.60	273.70	274.1461	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 149,622,983 Ordinary Shares in treasury and have 8,725,345,102 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
18 April 2024	09:17:29	BST	9414	274.50	BATE	1639740
18 April 2024	10:12:30	BST	257	274.10	BATE	1688974
18 April 2024	10:13:37	BST	74	274.10	BATE	1689933
18 April 2024	10:15:44	BST	8660	274.10	BATE	1691700
18 April 2024	11:06:14	BST	1218	274.30	BATE	1733820
18 April 2024	11:06:18	BST	6843	274.30	BATE	1733920
18 April 2024	12:02:46	BST	8513	273.80	BATE	1770213
18 April 2024	13:01:42	BST	8991	274.00	BATE	1809382
18 April 2024	13:52:34	BST	8506	273.70	BATE	1853545
18 April 2024	14:30:27	BST	7787	274.10	BATE	1896409
18 April 2024	14:30:27	BST	1455	274.10	BATE	1896407
18 April 2024	14:52:12	BST	1535	274.60	BATE	1941114
18 April 2024	14:52:12	BST	6431	274.60	BATE	1941112
18 April 2024	14:52:12	BST	1563	274.60	BATE	1941110
18 April 2024	13:32:51	BST	10410	273.70	CHIX	1835952
18 April 2024	14:07:23	BST	12260	274.50	CHIX	1867937
18 April 2024	14:33:48	BST	10054	274.50	CHIX	1903557
18 April 2024	15:04:24	BST	10585	274.50	CHIX	1966565
18 April 2024	08:23:11	BST	2493	275.00	LSE	1582503
18 April 2024	08:23:11	BST	3157	275.00	LSE	1582501
18 April 2024	08:23:33	BST	10	275.00	LSE	1582968
18 April 2024	08:23:42	BST	4968	275.00	LSE	1583102
18 April 2024	08:42:12	BST	495	275.00	LSE	1604550
18 April 2024	08:42:20	BST	5080	275.00	LSE	1604655
18 April 2024	08:47:58	BST	5648	274.80	LSE	1611003
18 April 2024	09:03:30	BST	18	274.80	LSE	1627167
18 April 2024	09:09:07	BST	5103	275.00	LSE	1633469
18 April 2024	09:23:59	BST	5833	274.60	LSE	1645697
18 April 2024	09:52:36	BST	2523	274.10	LSE	1671305
18 April 2024	09:52:36	BST	2312	274.10	LSE	1671303
18 April 2024	10:13:37	BST	1911	274.10	LSE	1689936
18 April 2024	10:15:13	BST	1274	274.10	LSE	1691270
18 April 2024	10:15:30	BST	183	274.10	LSE	1691528
18 April 2024	10:15:44	BST	2447	274.10	LSE	1691702
18 April 2024	10:47:19	BST	5624	274.50	LSE	1719439
18 April 2024	11:17:07	BST	4828	274.50	LSE	1741437
18 April 2024	11:41:55	BST	5456	273.90	LSE	1757442
18 April 2024	12:02:46	BST	5641	273.80	LSE	1770215
18 April 2024	12:24:00	BST	896	274.40	LSE	1783747
18 April 2024	12:24:00	BST	4810	274.40	LSE	1783745
18 April 2024	12:46:54	BST	5965	274.10	LSE	1798800
18 April 2024	13:01:42	BST	5187	274.00	LSE	1809380
18 April 2024	13:20:06	BST	5717	274.00	LSE	1823485
18 April 2024	13:32:51	BST	1946	273.70	LSE	1835956
18 April 2024	13:32:51	BST	3649	273.70	LSE	1835954
18 April 2024	13:39:40	BST	894	273.90	LSE	1841785
18 April 2024	13:39:40	BST	4732	273.90	LSE	1841783
18 April 2024	13:45:47	BST	4780	273.60	LSE	1846747
18 April 2024	13:51:01	BST	5331	273.80	LSE	1852028
18 April 2024	14:07:03	BST	5579	274.70	LSE	1867527
18 April 2024	14:22:52	BST	10	274.20	LSE	1884189
18 April 2024	14:23:16	BST	10	274.20	LSE	1884504
18 April 2024	14:23:52	BST	7	274.20	LSE	1885035
18 April 2024	14:24:01	BST	5604	274.20	LSE	1885279
18 April 2024	14:24:18	BST	9	274.10	LSE	1885590
18 April 2024	14:24:30	BST	4811	274.10	LSE	1885811
18 April 2024	14:33:48	BST	5577	274.50	LSE	1903559
18 April 2024	14:35:59	BST	5881	274.10	LSE	1908091
18 April 2024	14:39:26	BST	4890	274.20	LSE	1915386
18 April 2024	14:44:35	BST	5795	274.40	LSE	1924966
18 April 2024	14:54:13	BST	5763	274.60	LSE	1944653
18 April 2024	15:03:08	BST	5011	274.70	LSE	1963513
18 April 2024	15:12:24	BST	5314	274.80	LSE	1980088
18 April 2024	15:15:39	BST	4860	274.90	LSE	1986120
18 April 2024	15:22:31	BST	5081	275.00	LSE	1999475
18 April 2024	15:40:31	BST	5557	275.00	LSE	2033222
18 April 2024	15:46:26	BST	5930	275.00	LSE	2043620
18 April 2024	15:57:33	BST	100	275.00	LSE	2066023
18 April 2024	15:57:33	BST	5123	275.00	LSE	2066021
18 April 2024	15:57:33	BST	535	275.00	LSE	2065997
18 April 2024	15:57:33	BST	5042	275.00	LSE	2065985

Date: 18 April 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary